UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(B)(C), AND (D) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(B)

                             (Amendment No. __1__)*

                      Fair, Isaac and Company, Incorporated
                      -------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   303250 10 4
                                   -----------
                                 (CUSIP Number)

                                FEBRUARY 14, 2000
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

                  Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]      Rule 13d-1(b)
         [X]      Rule 13d-1(c)
         [ ]      Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 303250 10 4                               13G                                         Page 2 of 5 pages

----------- ------------------------------------------------------------------------------------------------------
    1       Names of Reporting Persons:   Erik E. Fair
            I.R.S. Identification Nos. of above persons (entites only):
----------- ------------------------------------------------------------------------------------------------------
    2       Check the Appropriate Box if a Member of a Group (See Instructions):
            (a) [ ]
            (b) [ ]
----------- ------------------------------------------------------------------------------------------------------
    3       SEC Use Only:

----------- ------------------------------------------------------------------------------------------------------
    4       Citizenship or Place of Organization:       United States

-------------------------- --------- ----------------------------------------- -----------------------------------
    Number of Shares          5      Sole Voting Power                                                    130,256
      Beneficially
     Owned by Each
    Reporting Person
         With
-------------------------- --------- ----------------------------------------- -----------------------------------
                              6      Shared Voting Power                                                1,257,996
-------------------------- --------- ----------------------------------------- -----------------------------------
                              7      Sole Dispositive Power                                               130,256
-------------------------- --------- ----------------------------------------- -----------------------------------
                              8      Shared Dispositive Power                                           1,257,996
-------------------------- --------- ----------------------------------------- -----------------------------------
    9       Aggregate Amount Beneficially Owned by
            Each Reporting Person:                                                                      1,388,252
----------- ------------------------------------------------------------------------------------------------------
    10      Check if the Aggregate Amount in Row (9)
            Excludes Certain Shares (See Instructions):                                                      [ ]
----------- ------------------------------------------------------------------------------------------------------
    11      Percent of Class Represented
            by Amount in Row (9):                                                                           9.8%
----------- ------------------------------------------------------------------------------------------------------
    12      Type of Reporting Person (See Instructions):                                                      IN
----------- ------------------------------------------------------------------------------------------------------

CUSIP No.: 303250 10 4                  13G                    Page 3 of 5 pages

Item 1.

           (a)      Name of Issuer:  Fair, Isaac and Company, Incorporated

           (b) Address of Issuer's Principal Executive Offices: 200 Smith Ranch Road, San Rafael, California 94903.

Item 2.

           (a)      Name of Person Filing:  Erik E. Fair

           (b)      Address of Principal Business Office or, if none, Residence:
                    377 Mercy Street, Mountain View, California 94041.

           (c)      Citizenship:  United States

           (d) Title of Class of Securities: Common Stock, par value $0.01 per share.

           (e)      CUSIP Number:  303250 10 4


Item 3.

           If this statement is filed pursuant to ss.ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

           (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

           (b) [ ]  Bank as  defined  in  section  3(a)(6) of the Act (15 U.S.C.
                    78c);

           (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

           (d) [ ]  Investment   company  registered  under  section  8  of  the
                    Investment Company Act of 1940 (15 U.S.C. 80a-8);

           (e) [ ]  An    investment    adviser   in    accordance    with   ss.
                    240.13d-1(b)(1)(ii)(E);

           (f) [ ] An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F);

           (g) [ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);

           (h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

CUSIP No.: 303250 10 4                  13G                    Page 4 of 5 pages

           (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

           (j) [ ]  Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

           Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

           (a)    Amount beneficially owned:  1,388,252

           (b)    Percent of class:  9.8%

           (c)    Number of shares as to which the person has:

                  (i)   Sole power to vote or to direct the vote:  130,256

                  (ii)  Shared power to vote or to direct the vote:  1,257,996

                  (iii) Sole power to dispose or to direct the disposition of:
                        130,256

                  (iv)  Shared power to dispose or to direct the disposition of:
                        1,257,996

Item 5. Ownership of Five Percent or Less of a Class.

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6. Ownership of More Than Five Percent On Behalf of Another Person.

           1,257,996 of the shares which are the subject of this Schedule 13G are beneficially owned pursuant to the provisions of The William Rodden Fair and Inger Johanne Fair Revocable Trust, over which Erik E. Fair, Christian Fair, Ellen I. Fair and Inger J. Fair are co-trustees and share voting and dispositive power. The filing of this Schedule 13G shall not be construed as an admission that Erik E. Fair is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of such 1,257,996 shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On by the Parent Holding Company.

        Not applicable.

CUSIP No.: 303250 10 4                  13G                    Page 5 of 5 pages

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

           Dated:  January 31, 2000

                                              /s/  Erik E. Fair
                                       -----------------------------------
                                                   Erik E. Fair